UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Following discussions with proxy advisors, the Company has determined to amend its proposed Compensation Policy attached as Exhibit A to the proxy statement for the annual general meeting of the shareholders of Medigus Ltd. (the “Company”) scheduled to be held on December 29, 2015. Such proxy statement was furnished to the Securities and Exchange Commission on Form 6-K on December 1, 2015. The section titled “Establishment of Performance-Related Cash Variable Compensation” is amended as set forth below to further clarify the measurable objectives of the bonuses granted to the Company’s executive officers. The words proposed to be added are highlighted in boldface font and underlined, and the words proposed to be deleted are indicated by a strikethrough.

The proposed amendment:

Establishment of Performance-Related Cash Variable Compensation

The Company shall establish parameters and conditions for the payment of bonuses, including maximum bonus amounts and the maximum multiplier of monthly base salaries such bonuses may include, on an annual, or multi annual, basis and threshold conditions for payment.

Eligibility for cash variable compensation shall be based upon measurable criteria, which may include financial results (such as revenue, profit or fund raising targets) and milestones such as regulatory approvals, agreement executions (such as licenses or distribution or collaboration agreements), ~~and~~ performance of medical procedures and other business millstones (such as number of procedures or MD training). Up to 75% of such measurable objectives will be based on companywide performance and up to 25% of such measurable objectives will be based on personal performance. Additionally, a non-material portion of the performance-related variable component (for avoidance of doubt up to 3 base salaries shall be considered a non material portion) of the performance related variable compensation amount per year) may be based on the assessment of the relevant Executive's superior (and in the case of the CEO – by the chairman of the Board of Directors) or on the Executive’s contribution to the Company during the year in question and to the extent permissible pursuant to the Companies Law, the Company may increase the portion of bonus which is based on non measurable criteria up to the maximum portion permissible pursuant to the Companies Law, but not more than 50%.

In the event of a new hired Executive or of an Executive who's engagement ends during the year, his entitlement to a cash bonus will be determined on a pro rata basis. The Company may also determine threshold conditions which, unless met, will not result in payment of any bonuses.

At the end of each year, the Company shall evaluate the rate of objectives met during the preceding year. In the event that an Executive met all of his pre-determined objectives, such Executive shall be entitled to receive 100% of his performance-related compensation component, and in the case of a partial achievement of such objectives, or of some of the objectives, the Company shall pay a proportional part of such maximum component, provided that the applicable threshold conditions for payment were also met.

In connection with its disclosure of executive compensation under Item 6.B of the annual report on Form 20-F, the Company shall disclose the rate of objectives (per category of objections) that was met during the preceding year.

In addition to the annual bonuses specified above, the Compensation Committee and the Board of Directors may, from time to time and to the extent they deem it is required, approve payment of special bonus for an office holder either under special circumstances, or for special contributions, achievements or assignments. Such special bonuses shall be limited up to six (6) monthly base salaries per Executive per year. The Company considers payment of such special bonuses as an important tool for providing incentives for its Executives, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein. Special and signing bonuses will not be included in the calculation of the maximum annual bonus as set forth below.

Signing bonus or retention bonus may also be granted for the purpose of attracting high quality personnel provided that such bonus shall be limited up to three (3) monthly base salaries per Executive or equivalent value in equity grant.

Change of control payment: change of control events, such as mergers and acquisitions, may expose the Company and its Executives to a great deal of uncertainty. By providing its Executives with compensation in events of change of control, the Company reduces to some extent the personal uncertainty of its Executives, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any discretionary termination payments as set forth below, for the payment of up to six (6) monthly base salaries to Executives.

The payment of variable compensation shall be subject to the provision of a written undertaking by the Executive receiving such variable compensation to repay any amount of such variable compensation paid to him based on data which has later been found to be incorrect, and which has been restated in the Company’s financial statements within a period of three years following the grant of such performance related compensation. The Compensation Committee and the Board of Directors shall be authorized not seek recovery to the extent that (i) to do so would be unreasonable or impracticable or (ii) there is low likelihood of success under governing law versus the cost and effort involved; the aforementioned undertaking shall be in accordance with any general claw-back policy as may be adopted by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: December 27, 2015	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer